EX99.4
CONSENT OF QUALIFIED PERSON
I, Nathan Eugene Gerard Bourgeault, M.Eng, P.Eng., PMP, consent to the public filing by Alamos Gold Inc. of the technical report titled “2025 Base Case Island Gold District NI 43-101 Technical Report, Dubreuilville, Ontario, Canada” and dated effective June 23, 2025 (the “Technical Report”).
I also consent to any extracts from, or a summary of, the Technical Report in the June 23, 2025, news release of Alamos Gold Inc. (the “News Release”).
I certify that I have read the News Release filed by Alamos Gold Inc. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.
DATED this 6th day of August 2025
“Original Signed”
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Nathan Eugene Gerard Bourgeault, P.Eng.